June 15, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Transamerica Funds (the “Trust”)
(1933 Act File No.: 033-02659) (1940 Act File No.: 811-04556)

Ladies and Gentlemen:

We are filing today, through the EDGAR system, on behalf of the Trust, Post-Effective Amendment No. 157 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”). Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing pursuant to paragraph (a)(2) of Rule 485. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of adding three new series to the Trust designated as Transamerica Tactical Rotation, Transamerica Tactical Allocation and Transamerica Small Cap Growth (the “Funds”). Transamerica Tactical Rotation and Transamerica Tactical Allocation will offer Class A, Class C and Class I shares. Transamerica Small Cap Growth will offer Class A, Class C, Class I shares and Class I2 shares.

Please direct any questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.